PROGREEN US, INC.

6443 Inkster Road, Suite 170-D

Bloomfield Hills, Michigan 48301

October 17, 2016

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Progreen US, Inc. SEC Comment Letter dated October 13, 2016 Revised Preliminary Information Statement on Schedule 14C Filed September 30, 2016 File No. 000-25429

Dear Sir/Madam:

We are submitting herein the responses of Progreen US, Inc. (the “Company”) to the comments set forth in your comment letter dated October 13, 2016 on the captioned filing (the “PRER 14C”) under the Securities Exchange Act of 1934, as amended. The Company has filed, concurrently with the filing of this correspondence, an amended Schedule 14C (the “PRER3 14C”).

Principal Stockholders and Security Ownership of Management, page 2

1.	Stockholder Vote. The percentage of outstanding common stock owned by each of the consenting stockholders has been identified in the PRER3 14C. Jan Telander and Michael Lindstrom, the CEO of American Residential Fastigheter AB, the holder of all of the outstanding 8,534,625 shares of Series B Preferred Stock, discussed the proposed amendment by telephone approximately three weeks prior to filing of the Preliminary Information Statement on Schedule 14C on August 31, 2016. A counterpart of a stockholder consent to the corporate action was sent to Mr. Lindstrom by the Company following Board approval of the reduction in capital on August 24, 2016. No common or preferred stockholders were contacted by the Company other than Mr. Ulf Telander and Mr. Lindstrom, and there was no solicitation of any stockholder for a consent to or proxy for this action.

2.	Stock Owned by Officers and Directors. The typographical error in the percentage stock ownership of all officers and directors as a group has been corrected.

Please contact the Company if there are additional questions on this submission.

Sincerely,

PROGREEN US, INC.

By:	/s/ Jan Telander
Jan Telander
Chief Executive Officer